Exhibit 99.1

壹賬通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Stock Code : 6638 NYSE: OCFT Interim Report 2024

Corporate Information 2 Financial Performance Highlights 4 Business Review and Outlook 8 Management Discussion and Analysis 14 Corporate Governance and Other Information 20 Report on Review of Interim Financial Information 29 Interim condensed consolidated statement of comprehensive income 30 Interim condensed consolidated balance sheet 32 Interim condensed consolidated statement of changes in equity 34 Interim condensed consolidated statement of cash flows 36 Notes to the condensed consolidated interim financial information 37 Contents

2 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Information BOARD OF DIRECTORS Executive Director Mr. Chongfeng Shen (沈崇鋒) (Chairman and Chief Executive Officer) Non-executive Directors Mr. Michael Guo (郭曉濤) Ms. Xin Fu (付欣) Mr. Wenwei Dou (竇文偉) Ms. Wenjun Wang (王文君) Independent Non-executive Directors Dr. Yaolin Zhang (張耀麟) Mr. Tianruo Pu (濮天若) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) AUDIT COMMITTEE Mr. Tianruo Pu (濮天若) (Chairperson) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) COMPENSATION AND NOMINATION COMMITTEE Mr. Yaolin Zhang (張耀麟) (Chairperson) Mr. Michael Guo (郭曉濤) Mr. Wing Kin Anthony Chow (周永健) COMPANY SECRETARY Mr. Tsz Fung Chan (陳梓豐) (appointed on February 23, 2024) Ms. Yanjing Jia (賈燕菁) (resigned on February 23, 2024) Ms. Wing Shan Winza Tang (鄧頴珊) (ACG HKACG) (resigned on February 23, 2024) AUTHORISED REPRESENTATIVES Mr. Chongfeng Shen (沈崇鋒) Mr. Tsz Fung Chan (陳梓豐) (appointed on February 23, 2024) Ms. Wing Shan Winza Tang (鄧頴珊) (resigned on February 23, 2024) LISTING INFORMATION AND STOCK CODE The Stock Exchange of Hong Kong Limited Stock Code: 6638 New York Stock Exchange Stock Ticker: OCFT REGISTERED OFFICE IN THE CAYMAN ISLANDS Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands HEAD OFFICE 21/24F, Ping An Finance Center No. 5033 Yitian Road Futian District, Shenzhen Guangdong, PRC PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong COMPANY’S WEBSITE www.ocft.com

INTERIM REPORT 2024 3 Corporate Information AUDITORS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F Prince’s Building Central Hong Kong HONG KONG LEGAL ADVISOR Cleary Gottlieb Steen & Hamilton (Hong Kong) 37/F, Hysan Place 500 Hennessy Road Causeway Bay Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East Wan Chai, Hong Kong PRINCIPAL BANK Ping An Bank Co., Ltd. Shenzhen Branch Ping An Bank Building No. 1099 Shennan Middle Road Futian District, Shenzhen PRC

4 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights • Revenue from continuing operations1 decreased 22.8% to RMB1,415.8 million for the six months ended June 30, 2024 from RMB1,833.0 million for the corresponding period in 2023. • Gross margin of continuing operations was 37.1% for the six months ended June 30, 2024, compared to 37.5% for the corresponding period in 2023; non-IFRS gross margin2 of continuing operations was 39.4% for the six months ended June 30, 2024, compared to 40.1% for the corresponding period in 2023. • Operating loss from continuing operations narrowed by 9.3% to RMB105.5 million for the six months ended June 30, 2024, from RMB116.4 million for the corresponding period in 2023. Operating margin of continuing operations was -7.5%, compared to -6.3% for the corresponding period in 2023. • Net loss from continuing operations attributable to shareholders was RMB70.5 million for the six months ended June 30, 2024, compared to a net loss of RMB113.6 million for the corresponding period in 2023. Net margin of continuing operations to shareholders was -5.0% for the six months ended June 30, 2024, compared to -6.2% for the corresponding period in 2023. • Net loss from continuing operations per ADS, basic and diluted, was RMB-1.94 for the six months ended June 30, 2024, compared to RMB-3.13 for the corresponding period in 2023. • Net profit from continuing and discontinued operations attributable to shareholders was RMB139.0 million for the six months ended June 30, 2024, compared to a net loss of RMB190.5 million for the corresponding period in 2023, primarily due to the gains from the disposal of virtual banking business. Net margin of continuing and discontinued operations to shareholders improved to 9.8% for the six months ended June 30, 2024 compared to -10.4% for the corresponding period in 2023. • Earnings/(loss) from continuing and discontinued operations per ADS, basic and diluted, was RMB3.83 for the six months ended June 30, 2024, compared to RMB-5.24 for the corresponding period in 2023.

INTERIM REPORT 2024 5 Financial Performance Highlights In RMB’000, except percentages and per ADS Six Months Ended June 30, amounts 2024 2023 YoY (Unaudited) (Unaudited) Continuing operations Revenue Revenue from Ping An Group 822,880 1,117,649 -26.4% Revenue from Lufax3 112,719 144,499 -22.0% Revenue from third-party customers4 480,170 570,837 -15.9% Total 1,415,769 1,832,985 -22.8% Gross profit 525,782 687,042 Gross margin 37.1% 37.5% Non-IFRS gross margin2 39.4% 40.1% Operating loss (105,502) (116,368) Operating margin -7.5% -6.3% Net loss from continuing operations to shareholders (70,485) (113,649) Net margin of continuing operations to shareholders -5.0% -6.2% Net loss from continuing operations per ADS5, basic and diluted (1.94) (3.13) Net profit/(loss) from continuing and discontinued operations to shareholders 139,014 (190,465) Net margin of continuing and discontinued operations to shareholders 9.8% -10.4% Earnings/(loss) from continuing and discontinued operations per ADS5, basic and diluted 3.83 (5.24) Notes: 1 On April 2, 2024, the Company completed the disposal of its virtual bank business (the “discontinued operation”) to Lufax Holding Ltd (“Lufax”) for a consideration of HK$933 million in cash. For details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcements published by the Company on January 16, April 2 and April 17, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the “discontinued operation” in the Company’s condensed consolidated interim financial information and the historical financial results of the remaining business of the Company (the “continuing operations”) have been reflected as the “continuing operations” in the Company’s condensed consolidated interim financial information for the half year ended June 30, 2024 and for the comparative period in 2023. 2 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures”. 3 Reference is made to the announcements published by Lufax on July 3 and July 30, 2024. Upon completion of the allotment and issue of new Lufax Shares under the Lufax Script Dividend Scheme (each term as defined in such announcements), Lufax will become an indirect non-wholly-owned subsidiary of Ping An Group and the financial results of Lufax Group will be consolidated into the consolidated financial statements of Ping An Group. 4 Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy. 5 Each American Depositary Share (“ADS”) represents 30 ordinary shares.

6 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Financial Performance Highlights Use of Unaudited Non-IFRS Financial Measures The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board. Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. The management of the Company regularly reviews non-IFRS gross profit and non-IFRS gross margin to assess the performance of the business. By excluding non-cash items, these financial metrics allow the management of the Company to evaluate the cash conversion of one dollar revenue on gross profit. The Company uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by its management in its financial and operational decision making, so that investors can see through the eyes of the management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.

INTERIM REPORT 2024 7 Financial Performance Highlights The following table sets forth unaudited reconciliation of IFRS and non-IFRS results for continuing operations, for the period indicated. Six months ended June 30, 2024 2023 (Unaudited) RMB’000 (Unaudited) RMB’000 Gross profit from continuing operations 525,782 687,042 Gross margin from continuing operations 37.1% 37.5% Non-IFRS adjustment – Amortization of intangible assets recognized in cost of revenue 29,228 43,583 – Depreciation of property and equipment recognized in cost of revenue 2,208 2,823 – Share-based compensation expenses recognized in cost of revenue 562 1,330 Non-IFRS gross profit from continuing operations 557,780 734,778 Non-IFRS gross margin from continuing operations 39.4% 40.1%

8 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Business Review and Outlook Business Review We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. The fintech industry in mainland China is advancing rapidly, driven by supportive policies and continuous technological innovation, among many others. In May 2024, during the Science and Technology Work Conference held by the People’s Bank of China, the government put forward tasks such as accelerating the planning and construction of digital central banks, continuously enhancing network and data security capabilities, and deepening the application of financial technology and digital transformation. During the same month, the National Administration of Financial Regulation (the “NAFR”) issued guidelines for banks and insurance institutions on implementing the “Five Priorities” of technology finance, green finance, inclusive finance, pension finance and digital finance. The NAFR stipulated guidelines for banks and insurance institutions to drive digital transformation, enhance their digital operational and service capabilities, strengthen business management, improve service quality, and reduce service costs. Financial institutions are increasingly integrating digital transformation into their strategic plans with China’s digital economy expected to surpass RMB60 trillion (US$8.84 trillion) by 2025, according to a forecast by the China Academy of Information and Communications Technology. China’s fintech market is forecasted to exceed RMB580 billion by 2027 with a CAGR of 12% from 2023 to 2027, according to iResearch Consulting. Globally, the fintech market also presents immense opportunities. Our strategic expansion into several countries and regions including Hong Kong, Southeast Asia, the Middle East, and South Africa, has gained strong momentum. Specifically, Southeast Asia is seeing a rapid adoption of digital financial services, driven by a strong shift in consumer preferences towards online platforms. According to the e-Conomy SEA 2023 report published by Google, Temasek and Bain & Company, the loan book balance for digital lending in Southeast Asia is expected to reach approximately US$300 billion by 2030. To assist financial institutions and enterprises across the Chinese and overseas markets with their digital transformation challenges, we are leveraging our business expertise and technological capabilities to consistently upgrade our products using a data and AI-driven approach. We are motivated by the value we create for our customers helping them streamline operations, reduce operating costs, enhance risk controls, and expand businesses.

INTERIM REPORT 2024 9 Business Review and Outlook In the first half of 2024, we firmly executed our second-stage strategy aimed at achieving mid-term profitability. We continued to integrate and upgrade products, deepen customer engagement, expand our overseas presence, and implement disciplined cost control measures. We also completed the disposal of our virtual banking business to focus more on our core business of providing technology solutions and digital infrastructure to financial institutions and enterprises. As a result, including the one-time gain of RMB260.1 million from the disposal of virtual banking business, we achieved profitability with a net profit from continuing and discontinued operations attributable to shareholders of RMB139.0 million in in the first half of 2024, compared to a net loss from continuing and discontinued operations attributable to shareholders of RMB190.5 million for the same period last year. Excluding the one-time gain, net loss from continuing operations attributable to shareholders narrowed by 38.0% year-over-year to RMB70.5 million in the first half of 2024, due to effective cost reductions. Total revenue from continuing operations for the first half of 2024 decreased by 22.8% year-over-year to RMB1,415.8 million, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products. Notably, revenue from third-party overseas customers in continuing operations was able to benefit from the effectiveness of our overseas expansion strategy and the competitiveness of our products and services. The number of premium-plus customers1 during the first half of 2024 decreased to 93 from 121 during the same period in 2023, mainly due to a decline in digital banking customers driven by a slower than-expected recovery in banking activity. Digital Banking Our digital banking services offer a wide array of solutions tailored to the digital transformation needs of financial institutions in the banking industry. These solutions comprise of digital retail banking, digital credit management, and digital operation solutions and leverage our competitiveness in “business + technology”. These assist banks in driving growth, mitigating operational risks, improving management efficiency, and generating high-quality development. By implementing these comprehensive solutions, banks can augment their overall digital capabilities and deliver superior outcomes to their customers. Digital retail banking solutions align with the latest development trends in the retail banking sector, offering a customer-centric approach to banks through digital transformation consulting services and system solutions related to customer, product, and channel management for bank customers. Our digital transformation consulting services help banks formulate retail digital transformation blueprints. Leveraging products such as the 3E Series, Marketing Management Platform, and Wealth Management Platform, we employ digital strategies to help banks achieve more precise customer marketing, better serve high-net-worth client asset allocation needs, and reach customers more rapidly and efficiently. This approach enables high-value growth in retail banking operations. Our digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, online credit business system, and accompanying operational service solutions. Tailored for corporate credit and small and medium-sized enterprise (“SME”) credit business scenarios, it offers bank customers a management system covering the entire credit business product and processes, designed to improve banks’ credit management efficiency. Leveraging cutting-edge technologies such as AI, big data analytics and intelligent algorithms, we help banks establish scenario-based rule models at each stage of their credit operations. This enables accurate risk signal identification, proactive risk prediction and early warning, and significantly enhances risk control capabilities. Additionally, we assist banks in building online inclusive credit business systems and provide supporting marketing systems for financial products, both internally and externally, to enhance customer acquisition capabilities. 1 The number of premium-plus customers is the number of premium customers (which excludes Ping An Group) that have contributed revenue of at least RMB1 million since the beginning of the applicable fiscal year.

10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Business Review and Outlook Our suite of digital operation solutions is designed to meet the needs of bank management departments. Our comprehensive range of solutions include business analysis, asset-liability, pricing, capital, cost, risk, performance, and compliance management. These solutions help banks formulate effective development strategies, gain insights into their current operational status, accurately measure costs, allocate resources efficiently, strengthen performance appraisals, mitigate compliance risks, and build a “super brain” for precise and intelligent decision-making. Furthermore, we specialize in developing digital financial services and intelligent financial regulatory platforms for governmental and regulatory agencies, promoting financial inclusivity and optimizing risk prevention and control in financial markets. In the first half of 2024, we made significant progress in upgrading and iterating products by leveraging our technological capabilities to facilitate smart, streamlined operations for customers. Our digital retail banking, digital credit management and digital operation solutions have undergone further enhancements in application scenarios, algorithm models, system compatibility, and architectural optimization. We focus on improving the customer experience, application effectiveness, and overall capabilities. Our strengthened product capabilities deepened customer trust, helping us secure several contracts in the first half of 2024, including the asset and liability management project with China Everbright Bank and the mortgage loan product upgrade project with Bank of Hunan. • We have continuously enhanced product intelligence and convenience through AI applications, promoting business streamlining and active compliance solutions. For example, JinJieYing, our AI solution for housing mortgage loan, can perform intelligent due diligence, intelligent risk management, and operational tasks, enhancing customer managers’ productivity by roughly six-fold and reducing loan approval time to approximately one day. Our 3E-Series products, including E-Banker app, E-Sales Management and E-Wealth Advance-map, empower team management, business opportunity management and wealth management, increasing customers’ AUM by over 20%, improving business opportunity reach rate by 2-3 times, and driving a 38% increase in private banking customers. Additionally, in addition to a comprehensive package of IT innovation solutions spanning from consultation to implementation, we help our customers meet compliance requirements by providing One-Table Solution to improve the timeliness, completeness, and accuracy of data submission required by regulators. • We have consistently upgraded our products using a customer-centric approach to drive smart retail banking operations. Using our smart solutions, financial institutions can enhance their customer management process through categorization, effective targeting, and visualized operations among others. We also help them improve product quality when assessing wealth, asset allocation suggestions, and account planning, while facilitating customer acquisition across various channels via synergized strategies, effective customer group operations, and AI-assisted database. These solutions have been well received among banks. • We have expanded our smart credit solution to overseas markets. This end-to-end solution offers flexible configuration and continuous iteration, integrating operations, businesses, data and systems. With a proven track record in domestic markets, it effectively enhances loan processing efficiency by over 40%, augments AI-driven risk control capabilities by 50%, and boosts modularized configuration and iteration efficiency by 30%. We are striving to export this solution with our product capabilities on data and risk controls through the application of AI large models, initially focusing on loan products in retail and SME credit business scenarios.

INTERIM REPORT 2024 11 Business Review and Outlook Digital Insurance In digital insurance, our solution digitalizes the entire insurance process, helping insurance companies manage marketing, customer relationships, and claims processing. We also provide service management platforms to customers under our intelligent property and casualty (“P&C”) insurance and intelligent life insurance solutions. Our end-to-end intelligent P&C insurance solution helps auto and non-auto insurers reduce costs, combat fraudulent claims, and improve service quality. Integrating AI and advanced analytics, it digitalizes and automates the entire underwriting process, covering core risk predication, cost management and risk control functions. It also streamlines claim-processing procedures, from submission and instant inspection to settlement, appraisal, roadside assistance, and auto parts sourcing. In the first half of 2024, we established numerous benchmark cases for the end-to-end P&C insurance system, demonstrating its effectiveness in reinforcing risk controls and improving the customer experience. For instance, we implemented the system for a state-owned P&C insurance company, addressing pain points around underwriting, claim settlements, and servicing. Our intelligent life insurance solution enhances insurers’ efficiency, risk control, and customer experience across sales, policy issuance, claims processing, and customer service. In the first half of 2024, we upgraded our “Omni-channel Agent Solution”, introducing an AI-enhanced member onboarding screening model and multi-functional Optical Character Recognition (“OCR”) tool to facilitate document recognition, ensuring accuracy and efficiency throughout the claim workflow. Gamma Platform Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. It includes AI customer service and technology infrastructure components such as open platform. Our intelligent voice services feature modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping reduce headcount requirements and improve call centre efficiency. Our intelligent voice services combine an advanced underlying AI voice engine and robotics platform, with a diverse array of financial scenario models and data. These include financial dialogue flow charts, ASR speech recognition, NLP intention understanding. This integration standardizes AI financial scenarios, processes, and training methodologies to enable financial institutions to rapidly deploy AI remote services, enhance AI application effectiveness, and reduce operating costs. In May 2024, we were notified by certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. that due to their adjustment of procurement strategies, they intended to cease to utilize the cloud services that we provide under Gamma FinCloud platform. Subsequently, additional subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceased to utilize our cloud services, with effect from July 2024. Revenue from such customers’ procurement of the cloud services represented substantially all of the Group’s revenue from the cloud services business during each of the years ended December 31, 2022 and 2023 and the six months ended June 30, 2024. The Board has since resolved to gradually discontinue the operation of our cloud services from July 2024 onwards. For details, please refer to the sub-heading headed “Recent Developments after the Reporting Period” below.

12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Business Review and Outlook Expansion into Overseas Markets We have expanded our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. Our revenue from third-party overseas customers from continuing operations underscores both the strength of our product offerings and the effectiveness of our strategy in forging stronger ties with customers by gaining deeper insights into their needs and through innovative collaboration models. Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model since 2022. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area. We launched our business in Southeast Asia in 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market, focusing on digital banking solutions tailored for Southeast Asian financial institutions. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top 3 regional banks, 12 top local banks, and 2 of the world’s top insurance companies. Taking intelligent lending platforms and core systems as flagship products, we help banks improve service efficiency and quality as well as reduce risks and costs. In the first half of 2024, we continued to explore underlying customer needs and deepened our cooperations with overseas customers. We signed Smart Lending Platform (“SLP”) upgrade contracts with SB Finance from the Philippines and one of the top banks from Vietnam. On April 2, 2024, we completed the disposal of virtual banking business to Lufax at a consideration of HK$933 million in cash. For details of the disposal and the reasons therefor, please refer to the paragraphs headed “Management Discussion & Analysis – Material Acquisitions and Disposals” below. As of June 30, 2024, we have expanded our overseas presence to 20 countries and territories, and have covered up to 186 customers. 2023 ESG Report On April 23, 2024, we published the 2023 Environmental, Social, and Governance Report, detailing our efforts and progress in ESG management and underscoring our commitment to environmental preservation, social responsibility, and governance excellence. Moving forward, we will continue to integrate our strategy of “financial technology empowerment and building a sustainable industry ecosystem” into our daily operations to drive the sustainable growth of our company, the industry, and society at large.

INTERIM REPORT 2024 13 Business Review and Outlook Recent Developments after the Reporting Period Due to certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceasing to utilize our cloud services as described under the sub-heading headed “Business Review – Gamma Platform”, on July 11, 2024, the Board came to the decision that in the best interest of our Company and our shareholders as a whole, we shall gradually discontinue the operation of our cloud services from July 2024 onwards, and discuss with our customers regarding transitional arrangements (if any). It is expected that as a result of the discontinuation, there will be a substantial decrease in revenue attributable to our cloud services business in the second half of 2024 and for the full year ending December 31, 2024. We nonetheless remain fully dedicated to the provision of our technology solutions to financial institution customers, and believe that the foregoing developments will not affect the operations of our other businesses, including our ongoing strategic business relationship with Ping An Group. We will continue to enhance our product competitiveness and implement our second-stage strategy of deepening customer engagement to drive revenue growth, in particular prioritizing augmenting revenue from third-party customers. For further details, please refer to the announcements published by our Company on May 7 and July 11, 2024. Save as disclosed above, there are no other important events that have occurred since June 30, 2024 up to the Latest Practicable Date. Business Outlook Looking ahead to the second half of 2024, we will continue implementing our second-stage strategy of deepening customer engagement, focusing on premium-plus customers and product optimization and integration. We remain committed to executing the “Unite the Core, Empower the Wings” strategy, concentrating on financial institution customers while expanding our ecosystem and overseas footprint. We believe that the fundamental driving force driving our sustainable growth lies in the competitiveness of our product and service offerings. As such, we will continue to leverage our technological expertise and deep understanding of customer needs to refine our products and services. We are dedicated to delivering high-value and high-end products to a broader customer base, enhancing their operational efficiency, reducing costs, and empowering their business success. While maintaining our solid strategic relationship with Ping An Group, we will focus on driving third-party revenue growth. The expanding digital economy and strong demand for digital transformation, especially in Southeast Asia, presents immense opportunities and growth potential. Against this backdrop, we believe that our ever-strengthening product capabilities driven by our continuous investment in research and development, business know-how, and customer insights will expand our customer base over the long term and boost third-party revenue growth, particularly from overseas customers. Despite recent business adjustments, we remain committed to achieving sustainable profitability. We firmly believe that our focused strategies of healthier growth through overseas market expansion, third-party revenue growth, and operational efficiency enhancements will ultimately lead us to profitability for continuing operations.

Management Discussion and Analysis

Revenue from Continuing Operations

In RMB'000, except percentages	Six Months Ended June 30, 2024 (Unaudited)	2023 (Unaudited)	YoY
Implementation	**326,086**	443,023	-26.4%
Transaction-based and support revenue			
Business origination services	**22,775**	81,127	-71.9%
Risk management services	**126,514**	150,317	-15.8%
Operation support services	**265,391**	471,585	-43.7%
Cloud services platform	**607,416**	614,620	-1.2%
Post-implementation support services	**29,348**	25,649	14.4%
Others	**38,239**	46,664	-18.1%
Sub-total for transaction-based and support revenue	**1,089,683**	1,389,962	-21.6%
Total revenue from continuing operations	**1,415,769**	1,832,985	-22.8%

Our revenue from continuing operations decreased by 22.8% to RMB1,415.8 million for the six months ended June 30, 2024 from RMB1,833.0 million for the corresponding period of 2023, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products.

Revenue from implementation decreased by 26.4% to RMB326.1 million for the six months ended June 30, 2024 from RMB443.0 million for the corresponding period of 2023, mainly due to a decline in demand for implementation of financial services systems domestically. Revenue from business origination services decreased by 71.9% to RMB22.8 million for the six months ended June 30, 2024 from RMB81.1 million for the corresponding period of 2023, primarily due to a decline in transaction volumes in Marketing Management Platform under digital retail banking solutions and from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 15.8% to RMB126.5 million for the six months ended June 30, 2024 from RMB150.3 million for the corresponding period of 2023, mainly due to a decline in transaction volumes from banking-related risk analytic solutions. Revenue from operation support services decreased by 43.7% to RMB265.4 million for the six months ended June 30, 2024 from RMB471.6 million for the corresponding period of 2023, primarily due to a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor. Revenue from cloud services platform decreased by 1.2% to RMB607.4 million for the six months ended June 30, 2024 from RMB614.6 million for the corresponding period of 2023, primarily due to the decreased transaction volume of cloud services.

14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2024 15 Management Discussion and Analysis Cost of Revenue from Continuing Operations Our cost of revenue from continuing operations decreased by 22.3% to RMB890.0 million for the six months ended June 30, 2024 from RMB1,145.9 million for the corresponding period of 2023, in-line with the decrease in revenue. Gross Profit from and Gross Margin of Continuing Operations As a result of the foregoing, our gross profit from continuing operations decreased by 23.5% to RMB525.8 million for the six months ended June 30, 2024 from RMB687.0 million for the corresponding period of 2023. Our gross margin of continuing operations remained relatively stable at 37.1% for the six months ended June 30, 2024 compared to 37.5% for the corresponding period of 2023. Our non-IFRS gross profit margin of continuing operations was 39.4% for the six months ended June 30, 2024 compared to 40.1% for the corresponding period of 2023. Operating Expenses from Continuing Operations Research and Development Expenses Our research and development costs from continuing operations decreased by 24.3% to RMB399.6 million for the six months ended June 30, 2024 from RMB528.0 million for the corresponding period of 2023, primarily due to a decrease in personnel costs and the ROI-oriented approach we are taking to manage research and development projects. Selling and Marketing Expenses Our selling and marketing expenses from continuing operations decreased by 20.2% to RMB92.6 million for the six months ended June 30, 2024 from RMB116.0 million for the corresponding period of 2023, mainly due to lowered personnel costs as a result of our enhanced sales capability and efficiency. General and Administrative expenses Our general and administrative expenses from continuing operations decreased by 15.6% to RMB146.0 million for the six months ended June 30, 2024 from RMB173.1 million for the corresponding period of 2023, primarily due to lowered labor costs and saved costs through labor outsourcing. Net Impairment Losses on Financial and Contract Assets for Continuing Operations Our net impairment losses on financial and contract assets for continuing operations decreased to RMB23.2 million for the six months ended June 30, 2024 from RMB32.8 million for the corresponding period of 2023. This decrease was primarily due to the reduced amount in the increase in accounts receivable balance at the end of June 2024 from the end of December 2023, compared to the corresponding period of 2023.

16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Other Income, Gains or Loss – Net for Continuing Operations We incurred other income, gain-net for continuing operations of RMB30.2 million for the six months ended June 30, 2024 compared to other income, gain-net for continuing operations of RMB46.6 million for the corresponding period of 2023. The decrease was primarily due to a decrease in government subsidies and tax refunds. Finance Income from Continuing Operations Our finance income from continuing operations increased by 157.8% from RMB11.5 million for the six months ended June 30, 2023 to RMB29.7 million for the corresponding period in 2024, primarily due to higher US dollar-denominated deposit yields. Finance Costs from Continuing Operations Our finance costs from continuing operations decreased by 30.3% from RMB11.5 million for the six months ended June 30, 2023 to RMB8.0 million for the corresponding period in 2024, primarily due to decreased average loan balance. Share of Gain of Associate and Joint Venture for Continuing Operations Our share of gains of associate and joint venture for continuing operations decreased from RMB7.2 million for the six months ended June 30, 2023 to nil for the corresponding period in 2024 primarily due to the absence of profit share from Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) (“Puhui Lixin”) in the current period after its disposal. Impairment Charges on Associate for Continuing Operations Our impairment charges on associate for continuing operations for the six months ended June 30, 2024 was nil compared with RMB7.2 million for the corresponding period of 2023, primarily due to Puhui Lixin disposal in the prior year period while no impairment charges on associate were incurred over the current period. Loss from Continuing Operations Before Income Tax As a result of the foregoing, our loss from continuing operations before income tax decreased to RMB83.8 million for the six months ended June 30, 2024 from RMB116.3 million for the corresponding period of 2023. Income Tax Benefit/(Expense) for Continuing Operations Our income tax benefit/(expense) for continuing operations increased from RMB-5.4 million for the six months ended June 30, 2023 to RMB2.3 million for the corresponding period in 2024, primarily due to a decrease in taxable profits for the six months ended June 30, 2024, and adjustment of current income tax for prior periods after annual tax filing. Loss from Continuing Operations for the Period Our loss from continuing operations decreased to RMB81.5 million for the six months ended June 30, 2024 from RMB121.7 million for the corresponding period of 2023.

INTERIM REPORT 2024 17 Management Discussion and Analysis Profit/(Loss) from Continuing and Discontinued Operations for the Period As a result of the foregoing and primarily due to the gains derived from the disposal of virtual banking business, our profit/(loss) from continuing and discontinued operations was RMB128.0 million for the six months ended June 30, 2024, compared with RMB-198.5 million for the corresponding period of 2023. Cash Flow Data For the six months ended June 30, 2024, our net cash used in operating activities was RMB298.0 million, net cash generated from investing activities was RMB480.3 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss which was related to our cash management activities and proceeds from disposal of subsidiaries of RMB723.2 million, and net cash used in financing activities was RMB129.8 million primarily due to repayments of short-term borrowings and lease payments. For the corresponding period of 2023, our net cash used in operating activities was RMB632.9 million, net cash generated from investing activities was RMB298.1 million and net cash used in financing activities was RMB88.9 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability. Liquidity and Capital Resources For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of June 30, 2024, we had cash and cash equivalents of RMB1,438.9 million (December 31, 2023: RMB1,379.5 million), restricted cash and time deposits over three months of RMB469.6 million (December 31, 2023: RMB452.9 million) and financial assets at fair value through profit or loss of RMB640.4 million (December 31, 2023: RMB925.2 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of time deposits with initial terms over three months. Borrowings As of June 30, 2024, we had short-term borrowings of RMB142.8 million (December 31, 2023: RMB251.7 million). We had credit facilities primarily with three Chinese banks in the aggregate of committed credit of RMB395 million. The weighted average annual interest rate under our outstanding borrowings based on nominal interest rate was 4.15% (December 31, 2023: 4.48%). None of our credit facilities contain a material financial covenant. Pledge of Assets As at June 30, 2024, approximately RMB22.7 million (equivalent to approximately USD3.2 million) were pledged for currency swaps, and approximately RMB8.9 million was pledged for business guarantee. Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

18 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Management Discussion and Analysis Gearing Ratio As of June 30, 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 6.0% (as of December 31, 2023: 10.3%). Significant Investments The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2024. Material Acquisitions and Disposals On April 2, 2024, the Company completed the disposal of Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”) to Lufax, by transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million in cash. Upon completion, the Company ceased to hold any interest in Jin Yi Tong Limited. Accordingly, Jin Yi Tong Limited and its subsidiaries, including PAOB, have ceased to be subsidiaries of the Company and their financial results have ceased to be consolidated into the financial statements of the Group. The gain on sale after income tax was RMB260.1 million. For further details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, the announcements published by the Company on January 16, April 2 and April 17, 2024, and Note 13 to the condensed consolidated interim financial information. Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2024. Future Plans for Material Investments or Capital Assets We did not have detailed future plans for significant investments or capital assets as of June 30, 2024. Contingent Liabilities We had no material contingent liabilities as of June 30, 2024. Capital Expenditures and Capital Commitment for Continuing Operations Our capital expenditures for continuing operations were RMB14.7 million for the six months ended June 30, 2024, as compared to RMB4.5 million for the corresponding period in 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As of June 30, 2024, we had no capital commitment (as of December 31, 2023: Nil). Risk Management Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

INTERIM REPORT 2024 19 Management Discussion and Analysis We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of the exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items. Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. Interest rate risk Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings. Employees and Remuneration As of June 30, 2024, we had a total of 2,078 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2024: Function As of June 30, 2024 Research and Development 1,255 Business Operations 240 Sales and Marketing 411 General Administration 172 Total 2,078 For the six months ended June 30, 2024, our employee benefit expenses from continuing operations amounted to RMB508.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

Corporate Governance and Other Information

INTERESTS AND/OR SHORT POSITIONS OF THE DIRECTORS AND CHIEF EXECUTIVE OF THE COMPANY IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at June 30, 2024, so far as is known to the directors of the Company (the "**Directors**"), the interests and/or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong ("**SFO**")) which were (i) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) required to be entered into the register required to be kept by the Company pursuant to Section 352 of the SFO, or (iii) otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") set out in Appendix C3 to the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") were as follows:

Interest in shares or underlying shares of the Company

Name of Director	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest [1]
Mr. Chongfeng Shen	Beneficial interest[2]	2,908,851	0.25%
Mr. Wenwei Dou	Interest in controlled corporation[3]	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation[3]	385,077,588	32.91%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 issued shares of the Company ("**Shares**") as at June 30, 2024.

(2) As at June 30, 2024, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,001 performance unit shares, subject to the conditions (including vesting conditions) of such award. Mr. Chongfeng Shen also directly held 368,850 Shares in the form of ADSs pursuant to the vesting of performance unit shares granted under the Stock Incentive Plan.

(3) Rong Chang (as defined below) is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An (as defined below) and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong (as defined below) on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

Save as disclosed above, as at June 30, 2024, so far as is known to the Directors, none of the Directors and chief executive of the Company had or were deemed to have any interest and/or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company under Divisions 7 and 8 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Corporate Governance and Other Information

INTERESTS AND/OR SHORT POSITIONS OF THE SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at June 30, 2024, so far as is known to the Directors, the interests and/or short positions of persons (other than the Directors and chief executive of the Company) in the shares or underlying shares of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows:

Name of shareholder	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest (1)
Rong Chang Limited ("**Rong Chang**") (2) (3)	Beneficial Interest	385,077,588	32.91%
Sen Rong Limited ("**Sen Rong**") (3) (4) (5)	Beneficial Interest	188,061,642	16.07%
Ping An Insurance (Group) Company of China, Ltd. ("**Ping An**") (5) (6)	Interest in controlled corporations	375,764,724	32.12%
Computershare Hong Kong Trustees Limited (7)	Trustee	80,907,420	6.91%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 issued Shares as at June 30, 2024.

(2) As of June 30, 2024, Rong Chang was held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(3) Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of the Company as of June 30, 2024. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter.

(4) As of June 30, 2024, Sen Rong was wholly-owned by Yi Chuan Jin Limited ("**Yi Chuan Jin**"), which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), a subsidiary of Ping An. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of June 30, 2024, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,300 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li is also entitled to 191,040 Shares pursuant to the exercise of options granted, of which 35,850 Shares were pursuant to the exercise of options granted and 155,190 Shares were pursuant to the vesting of performance share units granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and is also entitled to 51,450 Shares pursuant to the exercise of options granted.

INTERIM REPORT 2024 21

22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information (5) Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu Limited (“Bo Yu”) over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events. (6) (i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”), a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of June 30, 2024; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas. (7) The Shares are held on trust for grantees under the Stock Incentive Plan of the Company. Save as disclosed above, as at June 30, 2024, so far as is known to the Directors, no person (not being a Director or chief executive of the Company) had or was deemed to have any interest and/or short position in the shares or underlying shares of the Company which was required to be notified under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO. STOCK INCENTIVE PLAN The following is a summary of the principal terms of the stock incentive plan adopted in November 2017 (which was amended from time to time) (the “Stock Incentive Plan”). The Stock Incentive Plan permits the award of options, performance share units (“PSUs”) or other share-based awards to eligible participants. The Stock Incentive Plan will not be funded by any allotment of new shares under any general mandates or specific mandates. For further details of the Stock Incentive Plan, please refer to “Statutory and General information – D. Stock Incentive Plan” in Appendix III of the listing document of the Company published on June 28, 2022. 1. Purpose The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote long-term sustainable development of the Group, maximize shareholder value, and to achieve to a win-win outcome for the Company, the shareholders of the Company (the “Shareholders”) and the employees. 2. Participants The Group’s employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the Stock Incentive Plan.

INTERIM REPORT 2024 23 Corporate Governance and Other Information 3. Total number of shares available The total number of Shares which may be issued and/or transferred upon the vesting or exercise of all options that may be granted pursuant to the Stock Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Shares in issue immediately upon the listing (the “Listing”) of the Shares on the Stock Exchange (the “Plan Limit”), being 116,998,065 Shares. As of the date of this interim report, none of the Plan Limit has been utilized. Any share awards in the form of options that were granted prior to the Listing under the Stock Incentive Plan will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued and/or transferred upon exercise of all outstanding options under the Stock Incentive Plan and all other share award schemes of the Company granted and yet to be exercised shall not exceed 30% of the total number of Shares in issue from time to time. Notwithstanding the foregoing, the Compensation and Nomination Committee of the board of directors of the Company (the “Board”) has resolved that only existing Shares in issue shall however be used in settlement of awards which have been exercised or vested (as appropriate) in accordance with the terms of the Stock Incentive Plan. The Stock Incentive Plan will not be funded by any allotment of new shares under any general mandates or specific mandates. 4. Maximum entitlement of each participant Unless approved by the Shareholders in general meeting, the total number of Shares issued and/or transferred, and to be issued and/or transferred upon, the vesting or exercise of the options granted to each grantee (including both exercised, cancelled and outstanding options) in any twelve (12)-month period shall not exceed 1% of the Shares in issue. 5. Period to exercise option The exercise period of the options granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee. 6. Vesting period Except as otherwise approved by the Board and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of PSUs shall be further subject to the termination of the lock-up period of the initial public offering of the Shares on the NYSE. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met. 7. Amount payable upon acceptance No consideration is required to be paid for the grant of options or other awards.

24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information 8. Basis for determining exercise price of options granted or the purchase price of shares awarded The administrator of the Stock Incentive Plan shall determine the exercise price of options granted, which for options granted since the Listing, shall not be lower than the higher of the following: (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date; or (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date. 9. Remaining life of the Stock Incentive Plan Unless terminated earlier, the Stock Incentive Plan shall be valid and effective for a period of ten years commencing on the date of adoption of the Stock Incentive Plan, after which period no further options shall be granted. All awards granted that are outstanding on the tenth anniversary of the effective date of the Stock Incentive Plan shall remain in force according to the terms of the Stock Incentive Plan and the applicable share option agreement. Before the expiration of the validity period of the Stock Incentive Plan, it may be extended accordingly with the approval of the Board. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company aims to achieve high standards of corporate governance which are crucial to its development and safeguard the interests of its Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the corporate governance code (the “Corporate Governance Code”) contained in Appendix C1 to the Listing Rules. The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the six months ended June 30, 2024, save for code provisions C.2.1 and C.6.2 of the Corporate Governance Code. Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

INTERIM REPORT 2024 25 Corporate Governance and Other Information Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. Ms. Yanjing Jia and Ms. Wing Shan Winza Tang resigned as the joint company secretaries with effect from February 23, 2024, and Mr. Tsz Fung Chan (“Mr. Chan”) was appointed as the company secretary with effect from February 23, 2024. For further details of the change of company secretary, please refer to the announcement published by the Company on February 23, 2024. The appointment of Mr. Chan was dealt with by a written resolution of the Board. As Mr. Chan joined the Group since April 2019, previously serving as strategy director and project management director of the Group, and currently serving as the head of board office and head of investor relations of the Company, the Board is fully aware of the qualifications and experience of Mr. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment. COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the six months ended June 30, 2024. CHANGE IN DIRECTORS’ INFORMATION The changes in Directors’ information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below: – Ms. Xin Fu, a non-executive director of the Company, was appointed as a non-executive director of Ping An Bank Co., Ltd., a subsidiary of Ping An Insurance (Group) Company of China, Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 2318), in March 2024. – Mr. Michael Guo, a non-executive director of the Company, was appointed as a non-executive director of Ping An Life Insurance Company of China, Ltd. in May 2024 and a director of Ping An Property & Casualty Insurance Company of China, Ltd. in August 2024, both companies being subsidiaries of Ping An Insurance (Group) Company of China, Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 2318). Save as disclosed above, there are no other changes in the Directors’ biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

26 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information OTHER INFORMATION Purchase, Sale or Redemption of the Company’s Listed Securities Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities (including sale of treasury shares) listed on the Stock Exchange during the six months ended June 30, 2024. Fundraising Activities (i) Listing on the NYSE In December 2019, the Company completed an initial public offering and was listed on the NYSE (the “Listing on the NYSE”). The Company issued and sold an aggregate of 31,200,000 ADSs (excluding ADSs offered in the exercise of the over-allotment option), representing 93,600,000 Shares at a public offering price of US$10.0 per ADS. In January 2020, the underwriters for the initial public offering partially exercised their over-allotment options to purchase an addition of 3,520,000 ADSs. The net proceeds received by the Company totaled approximately US$311.0 million. The intended purposes for such net proceeds was set out in the prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2019 as follows, assuming no exercise of any over-allotment option: • approximately 33% for enhancement of platform and technology capabilities; • approximately 12% for international expansion and strategic investments; • approximately 8% for sales and marketing activities to enhance the Company’s brand and acquire customers; and • approximately 47% for general corporate purposes. (ii) Net Proceeds from the Follow-on Offering In August 2020, the Company completed a follow-on public offering on the NYSE (the “Follow-on Offering”) of 20,700,000 ADSs (included the exercise in full of the underwriters’ option to purchase additional ADSs), representing an aggregate of 62,100,000 Shares at a price of US$18.0 per ADS. The net proceeds raised was approximately US$372.6 million, after deducting underwriting discounts and commissions and before deducting the offering expenses payable by the Company. The intended purposes for such net proceeds was set out in the prospectus filed with the SEC on August 14, 2020 as follows, assuming no exercise of any over-allotment option: • approximately 42% for enhancement of platform and technology capabilities; • approximately 21% for international expansion and strategic investments; and • approximately 36% for general corporate purposes.

INTERIM REPORT 2024 27 Corporate Governance and Other Information As of December 31, 2023, approximately RMB2,434.6 million (US$342.9 million) of the net proceeds from the Listing on the NYSE and the Follow-on Offering were utilized in accordance with the intended purposes, and the remaining net proceeds have been brought forward. For the six months ended June 30, 2024, none of the net proceeds from the Listing on the NYSE and the Follow-on Offering was utilized, as the Company’s net cash generated from investing activities for the six months ended June 30, 2024 amounted to RMB480.3 million, primarily to due to proceeds from sale of financial assets at fair value through profit or loss which was related to its cash management activities, and proceeds from disposal of subsidiaries of RMB723.2 million. Company plans to utilize the remaining net proceeds from the Listing on the NYSE and the Follow-on Offering in accordance with the intended purposes within the next eight to nine years, depending on actual business needs and based on information currently available to the Company. Audit Committee The Company has established an audit committee comprising of three members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed the Group’s unaudited condensed consolidated financial statements for the six months ended June 30, 2024. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated interim financial information for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Interim Dividend The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2024. Safe Harbor Statement This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of

28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Corporate Governance and Other Information its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this report is as of August 16, 2024, being the latest practicable date for ascertaining the contents set out in this report (the “Latest Practicable Date”), and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INTERIM REPORT 2024 29 Report on Review of Interim Financial Information TO THE BOARD OF DIRECTORS OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with Limited Liability) Introduction We have reviewed the interim financial information set out on pages 30 to 80, which comprises the interim condensed consolidated balance sheet of OneConnect Financial Technology Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2024 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 16, 2024

30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Interim condensed consolidated statement of comprehensive income Six months ended June 30, 2024 2023 Note RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Continuing operations Revenue 5 1,415,769 1,832,985 Cost of revenue 6 (889,987) (1,145,943) Gross profit 525,782 687,042 Research and development expenses 6 (399,640) (528,039) Selling and marketing expenses 6 (92,568) (116,030) General and administrative expenses 6 (146,027) (173,117) Net impairment losses on financial and contract assets (23,233) (32,804) Other income, gains or loss – net 7 30,184 46,580 Operating loss (105,502) (116,368) Finance income 8 29,686 11,516 Finance costs 8 (7,988) (11,453) Finance income – net 8 21,698 63 Share of gain of associate and joint venture – net 14 – 7,157 Impairment charges on associate 14 – (7,157) Loss before income tax (83,804) (116,305) Income tax benefit/(expense) 9 2,346 (5,402) Loss from continuing operations (81,458) (121,707) Profit/(Loss) from discontinued operation 13 209,499 (76,816) Profit/(Loss) for the period 128,041 (198,523) Profit/(Loss) attributable to: – Owners of the Company 139,014 (190,465) – Non-controlling interests (10,973) (8,058) 128,041 (198,523)

INTERIM REPORT 2024 31 Interim condensed consolidated statement of comprehensive income Six months ended June 30, 2024 2023 Note RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences (2,645) (4,863) – Exchange differences on translation of discontinued operation 13 177 22,233 – Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operation 13 6,056 1,057 – Disposal of subsidiaries 13 18,237 – Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences 13,808 44,191 Other comprehensive income for the period, net of tax 35,633 62,618 Total comprehensive income/(loss) for the period 163,674 (135,905) Total comprehensive income/(loss) for the period is attributable to: – Owners of the Company 174,647 (127,847) – Non-controlling interests (10,973) (8,058) 163,674 (135,905) Total comprehensive income/(loss) for the period attributable to owners of the Company arises from: – Continuing operations (41,085) (74,321) – Discontinued operation 13 215,732 (53,526) 174,647 (127,847) Loss per share for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share) – Basic and diluted 10 (0.06) (0.10) Loss per ADS for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share) – Basic and diluted 10 (1.94) (3.13) Earnings/(loss) per share for profit/(loss) attributable to the owners of the Company (expressed in RMB per share) – Basic and diluted 10 0.13 (0.17) Earnings/(loss) per ADS for profit/(loss) attributable to the owners of the Company (expressed in RMB per share) – Basic and diluted 10 3.83 (5.24) The accompanying notes are an integral part of this condensed consolidated interim financial information.

32 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Interim condensed consolidated balance sheet As at June 30, As at December 31, 2024 2023 Note RMB’000 RMB’000 (Unaudited) ASSETS Non-current assets Property and equipment 11 65,832 85,076 Intangible assets 12 340,483 471,371 Deferred tax assets 768,398 768,276 Financial assets measured at fair value through other comprehensive income 16 3,204 1,372,685 Restricted cash and time deposits over three months 22 200 5,319 Prepayments and other receivables 19 6,962 6,663 Total non-current assets 1,185,079 2,709,390 Current assets Trade receivables 18 930,258 710,669 Contract assets 5 79,941 95,825 Prepayments and other receivables 19 898,296 905,691 Financial assets measured at amortized cost from virtual bank 20 – 3,081 Financial assets measured at fair value through other comprehensive income 16 – 853,453 Financial assets measured at fair value through profit or loss 21 640,431 925,204 Derivative financial assets 30 52,750 38,008 Restricted cash and time deposits over three months 22 469,405 447,564 Cash and cash equivalents 23 1,438,886 1,379,473 Total current assets 4,509,967 5,358,968 Total assets 5,695,046 8,068,358 EQUITY AND LIABILITIES EQUITY Share capital 24 78 78 Shares held for share incentive scheme 26 (149,544) (149,544) Other reserves 25 11,027,689 10,989,851 Accumulated losses (7,734,600) (7,873,614) Equity attributable to equity owners of the Company 3,143,623 2,966,771 Non-controlling interests (29,952) (18,979) Total equity 3,113,671 2,947,792

INTERIM REPORT 2024 33 Interim condensed consolidated balance sheet As at June 30, As at December 31, 2024 2023 Note RMB’000 RMB’000 (Unaudited) LIABILITIES Non-current liabilities Trade and other payables 27 14,379 28,283 Contract liabilities 12,901 17,126 Deferred tax liabilities 520 2,079 Total non-current liabilities 27,800 47,488 Current liabilities Trade and other payables 27 2,008,719 1,981,288 Payroll and welfare payables 267,881 385,908 Contract liabilities 134,192 138,563 Short-term borrowings 28 142,783 251,732 Customer deposits 29 – 2,261,214 Other financial liabilities from virtual bank 31 – 54,373 Total current liabilities 2,553,575 5,073,078 Total liabilities 2,581,375 5,120,566 Total equity and liabilities 5,695,046 8,068,358 The accompanying notes are an integral part of this condensed consolidated interim financial information. The interim financial information on pages 30 to 80 were approved by the Board of Directors on August 16, 2024 and were signed on its behalf. Shen Chongfeng Wang Wenjun Luo Yongtao Director, Chairman and Chief Executive Officer Director Chief Financial Officer

Interim condensed consolidated statement of changes in equity

		Attributable to owners of the Company						
(Unaudited)	*Note*	Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
As at January 1, 2024		78	(149,544)	10,989,851	(7,873,614)	2,966,771	(18,979)	2,947,792
Profit for the period		–	–	–	139,014	139,014	(10,973)	128,041
Other comprehensive income, net of tax								
– Foreign currency translation differences	*25*	–	–	11,340	–	11,340	–	11,340
– Fair value changes on financial assets measured at fair value through other comprehensive income	*25*	–	–	6,056	–	6,056	–	6,056
– Disposal of subsidiaries	*13*	–	–	18,237	–	18,237	–	18,237
Total comprehensive income for the period		–	–	35,633	139,014	174,647	(10,973)	163,674
Transactions with equity holders:								
Share-based payments:								
– Value of employee services and Business cooperation arrangements	*26*	–	–	2,205	–	2,205	–	2,205
Total transactions with equity holders at their capacity as equity holders for the period		–	–	2,205	–	2,205	–	2,205
As at June 30, 2024		78	(149,544)	11,027,689	(7,734,600)	3,143,623	(29,952)	3,113,671

34 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Interim condensed consolidated statement of changes in equity

		Attributable to owners of the Company						
(Unaudited)	*Note*	Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
As at January 1, 2023		78	(149,544)	10,953,072	(7,510,899)	3,292,707	(14,652)	3,278,055
Loss for the period		–	–	–	(190,465)	(190,465)	(8,058)	(198,523)
Other comprehensive income, net of tax								
– Foreign currency translation differences	*25*	–	–	61,561	–	61,561	–	61,561
– Fair value changes on financial assets measured at fair value through other comprehensive income	*25*	–	–	1,057	–	1,057	–	1,057
Total comprehensive loss for the period		–	–	62,618	(190,465)	(127,847)	(8,058)	(135,905)
Transactions with equity holders:								
Share-based payments:								
– Value of employee services and Business cooperation arrangements	*26*	–	–	6,691	–	6,691	–	6,691
– Transactions with non-controlling interests	*27*	–	–	(4,434)	–	(4,434)	4,434	–
Total transactions with equity holders at their capacity as equity holders for the period		–	–	2,257	–	2,257	4,434	6,691
As at June 30, 2023		78	(149,544)	11,017,947	(7,701,364)	3,167,117	(18,276)	3,148,841

The accompanying notes are an integral part of this condensed consolidated interim financial information.

INTERIM REPORT 2024 35

36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Interim condensed consolidated statement of cash flows Six months ended June 30, 2024 2023 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Cash flows from operating activities Cash used in operations (292,837) (627,975) Income tax paid (5,156) (4,939) Net cash used in operating activities (297,993) (632,914) Cash flows from investing activities Payments for property and equipment (3,774) (2,892) Payments for intangible assets (14,361) (16,141) Payments for financial assets measured at fair value through other comprehensive income (1,326,461) (341,070) Payments for financial assets measured at fair value through profit or loss (498,770) (144,254) (Placement)/Release of restricted cash and time deposits over three months, net (410,078) 161,998 Proceeds for settlement of derivatives – 23,636 Proceeds from disposal of investment in associate – 199,200 Proceeds from sales of property and equipment 306 105 Proceeds from disposal of subsidiaries – net 13 723,171 – Proceeds from sales of financial assets measured at fair value through profit or loss 786,436 69,827 Proceeds from sales of financial assets measured at fair value through other comprehensive income 1,217,277 344,456 Interest received on financial assets measured at fair value through profit or loss 6,552 3,254 Net cash generated from investing activities 480,298 298,119 Cash flows from financing activities Proceeds from short-term borrowings – 110,000 Payments for lease liabilities (16,031) (38,752) Repayments of short-term borrowings (110,000) (143,000) Interest paid (3,761) (5,062) Transactions with non-controlling interests – (12,087) Net cash used in financing activities (129,792) (88,901) Net increase/(decrease) in cash and cash equivalents 52,513 (423,696) Cash and cash equivalents at beginning of period 1,379,473 1,907,776 Effects of exchange rate changes on cash and cash equivalents 6,900 35,433 Cash and cash equivalents at the end of period 1,438,886 1,519,513 The accompanying notes are an integral part of this condensed consolidated interim financial information.

INTERIM REPORT 2024 37 Notes to the condensed consolidated interim financial information 1 General information and basis of presentation 1.1 General information OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022. On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented. The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. The condensed consolidated interim financial information comprises the interim condensed consolidated balance sheet as at June 30, 2024, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited. 1.2 Basis of preparation and presentation This Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The Interim Financial Information does not include all the notes of the type normally included in an annual financial report. Accordingly, it is to be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as set out in the 2023 annual report of the Company dated on April 23, 2024 (the “2023 Annual Financial Statements”). These condensed consolidated interim financial information were approved for issue on August 16, 2024.

38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 2 Summary of significant accounting policies Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the 2023 Annual Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income. Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit. (a) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024: • Amendments to IAS 1 – Classification of Liabilities as Current or Non-current • Amendments to IAS 1 – Non-current liabilities with covenants • Amendments to IFRS 16 – Lease liability in sale and leaseback • Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. (b) New standards and amendments to standards and interpretations not yet adopted Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2024 and have not been early adopted by the Group: Effective for annual periods beginning on or after Amendments to IAS 21 – Lack of Exchangeability January 1, 2025 Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments January 1, 2026 IFRS 18 – Presentation and Disclosures in Financial Statements January 1, 2027 IFRS 19 – Subsidiaries without Public Accountability: Disclosures January 1, 2027 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture To be determined The Group is in the process of assessing potential impact of the above new amendments that is relevant to the Group upon initial application. According to the preliminary assessment, the above new amendments are not expected to have any significant impact on the Group’s condensed financial positions and results of operations upon adopting the above new amendments. The management of the Group plans to adopt these new amendments when they become effective.

INTERIM REPORT 2024 39 Notes to the condensed consolidated interim financial information 3 Critical accounting estimates and judgments The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the Interim Financial Information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the 2023 Annual Financial Statements. 4 Management of financial risk The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2023 Annual Financial Statements. There were no changes in any material risk management policies during the six months ended June 30, 2024. The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believes that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from June 30, 2024. 4.1 Capital management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term. The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at June 30, 2024. 4.2 Fair value estimation Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques. The Group’s financial assets measured at fair value mainly include financial assets measured at fair value through profit or loss and financial assets measured at fair value through other comprehensive income.

40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The levels of the fair value hierarchy are as follows: (a) Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”); (b) Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and (c) Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”). The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value. For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from Virtual Bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered.

INTERIM REPORT 2024 41 Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities: As at June 30, 2024 Level 1 Level 2 Level 3 Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Assets measured at fair value Financial assets measured at fair value through profit or loss (Note 21) – 640,431 – 640,431 Financial assets measured at fair value through other comprehensive income (Note 16) – – 3,204 3,204 Derivative financial assets (Note 30) – 52,750 – 52,750 As at December 31, 2023 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Assets measured at fair value Financial assets measured at fair value through profit or loss (Note 21) – 925,204 – 925,204 Financial assets measured at fair value through other comprehensive income (Note 16) 319,949 – 1,906,189 2,226,138 Derivative financial assets (Note 30) – 38,008 – 38,008 For the six months ended June 30, 2024 and year ended December 31, 2023, there were no transfers among different levels of fair values measurement.

42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) Movements of Level 3 financial instruments measured at fair value are as follows: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Beginning of the period 1,906,189 1,611,606 Additions, net 213,666 67,468 Gain recognised in other comprehensive income 6,122 7,102 Losses recognised in other gain (10,881) (49) Disposal (2,111,892) – End of the period 3,204 1,686,127 Valuation inputs and relationships to fair value The following table summarises main quantitative and qualitative information about the significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income. The impact of changes in unobservable inputs for other level 3 fair value measurement was immaterial. Range of inputs Unobservable inputs June 30, 2024 December 31, 2023 Financial assets measured at fair value through other comprehensive income – Loans and advances to customers from virtual bank Discount rate * 7.09% – 10.29% Prepayment ratio * 0.36% * 2024 information not presented as the virtual bank was disposed of as described in Note 13.

INTERIM REPORT 2024 43 Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Valuation inputs and relationships to fair value (continued) The analysis below is performed for reasonably possible movements in unobservable inputs with all other variables held constant, showing the impact on the assets and other comprehensive income. Impact on the assets and other comprehensive income Unobservable inputs June 30, 2024 December 31, 2023 Financial assets measured at fair value through other comprehensive income – Loans and advances to customers from virtual bank Discount rate 5% * (8,845) -5% * 8,926 Prepayment ratio 5% * (315) -5% * 315 * 2024 information not presented as the virtual bank was disposed of as described in Note 13. 5 Segment information and revenue 5.1 Description of segments and principal activities Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, they review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports. The Group has the following reportable segments for the six months ended June 30, 2024, the Virtual Bank Business was disposed of as described in Note 13. – Technology Solutions – Virtual Bank Business As the Group’s revenues are substantially earned and expenses are substantially incurred in the PRC, no geographical segments are presented.

Notes to the condensed consolidated interim financial information

5 Segment information and revenue (continued)

5.1 Description of segments and principal activities (continued)

Six months ended June 30, 2024 (Unaudited)	Discontinued operation Virtual Bank Business RMB'000	Continuing operations Technology Solutions RMB'000	Total RMB'000
Revenue	44,295	1,415,769	1,460,064
Cost of revenue	(38,404)	(889,987)	(928,391)
Gross profit	5,891	525,782	531,673
Operating loss	(50,558)	(105,502)	(156,060)
Other segment information			
Depreciation of property and equipment	1,012	29,325	30,337
Amortization of intangible assets	6,255	29,777	36,032

Six months ended June 30, 2023 (Unaudited) (Restated)	Discontinued operation Virtual Bank Business RMB'000	Continuing operations Technology Solutions RMB'000	Total RMB'000
Revenue	66,361	1,832,985	1,899,346
Cost of revenue	(57,170)	(1,145,943)	(1,203,113)
Gross profit	9,191	687,042	696,233
Operating loss	(76,571)	(116,368)	(192,939)
Other segment information			
Depreciation of property and equipment	3,441	38,072	41,513
Amortization of intangible assets	15,055	49,036	64,091

The above disclosures have taken into intersegment eliminations and adjustments. The reconciliation from operating loss to loss before income tax during the six months ended June 30, 2024 and 2023 is shown in the interim condensed consolidated statement of comprehensive income.

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2024 45 Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (a) Disaggregation of revenue from contracts with customers Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) – Technology Solutions Implementation 326,086 443,023 Transaction based and support revenue – Operation support services 265,391 471,585 – Business origination services 22,775 81,127 – Risk management services 126,514 150,317 – Cloud services platform 607,416 614,620 – Post-implementation support services 29,348 25,649 – Others 38,239 46,664 1,415,769 1,832,985 Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below: (Unaudited) At a point in time Over time Total Six months ended June 30, 2024 Implementation 15,665 310,421 326,086 Transaction based and support revenue – Operation support services 56,263 209,128 265,391 – Business origination services 22,775 – 22,775 – Risk management services 126,514 – 126,514 – Cloud services platform – 607,416 607,416 – Post-implementation support services – 29,348 29,348 – Others 38,239 – 38,239 259,456 1,156,313 1,415,769

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (a) Disaggregation of revenue from contracts with customers (continued) (Unaudited) At a point in time Over time Total Six months ended June 30, 2023 Implementation 29,442 413,581 443,023 Transaction based and support revenue – Operation support services 158,730 312,855 471,585 – Business origination services 81,127 – 81,127 – Risk management services 150,317 – 150,317 – Cloud services platform – 614,620 614,620 – Post-implementation support services – 25,649 25,649 – Others 46,572 92 46,664 466,188 1,366,797 1,832,985 During the six months ended June 30, 2024 and 2023, the Group mainly operated in PRC and most of the revenue were generated in PRC.

INTERIM REPORT 2024 47 Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (b) Contract assets The Group has recognized the following revenue-related contract assets: As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Contract assets – Implementation 134,179 137,566 – Transaction based and support 8,705 15,638 – Operation support services 4,831 12,149 – Post implementation support services 3,874 3,489 142,884 153,204 Less: Impairment loss allowance – Implementation (58,277) (50,712) – Transaction based and support (4,666) (6,667) – Operation support services (2,546) (4,750) – Post implementation support services (2,120) (1,917) (62,943) (57,379) 79,941 95,825

48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 6 Expenses by nature Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Technology service fees 793,319 838,680 Employee benefit expenses (a) 507,967 636,040 Outsourcing labor costs 45,643 244,742 Purchase costs of products 30,953 40,470 Amortization of intangible assets (Note 12) 29,777 49,036 Depreciation of property and equipment (Note 11) 29,325 38,072 Travelling expenses 21,751 16,160 Marketing and advertising fees 13,029 12,013 Professional service fees 9,072 14,016 Customer acquisition cost 7,727 37,469 Others 39,659 36,431 Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses 1,528,222 1,963,129 Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Research and development costs – Employee benefit expenses 118,049 194,740 – Technology service fees 286,971 323,350 – Amortization of intangible assets 67 3,027 – Depreciation of property and equipment 1,797 3,826 – Others 3,103 4,211 Amounts incurred 409,987 529,154 Less: capitalized (10,347) (1,115) 399,640 528,039

INTERIM REPORT 2024 49 Notes to the condensed consolidated interim financial information 6 Expenses by nature (continued) (a) Employee benefit expenses are as follows: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Wages and salaries 352,776 460,614 Welfare and other benefits 153,788 170,379 Share-based payments (Note 26) 1,403 5,047 507,967 636,040 7 Other income, gains or loss – net Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Net foreign exchange loss (4,906) (18,580) Government grants and tax rebates 6,652 28,666 Net gain on financial assets measured at fair value through profit or loss 9,531 10,028 Gain/(Loss) on modification of leases 2,727 (7,567) Net gain on derivatives 14,462 33,406 Others 1,718 627 30,184 46,580

50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 8 Finance income – net Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Finance income Interest income on bank deposits 29,686 11,516 Finance costs Interest expense on borrowings (6,153) (5,059) Interest expense on lease liabilities (Note 17(b)) (1,472) (1,823) Interest expense on redemption liability – (4,014) Bank charges (363) (557) (7,988) (11,453) 21,698 63 9 Income tax benefit/(expense) The income tax benefit/(expense) of the Group for the six months ended June 30, 2024 and 2023 are analyzed as follows: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Current income tax 665 (9,279) Deferred income tax 1,681 3,877 Income tax benefit/(expense) 2,346 (5,402)

INTERIM REPORT 2024 51 Notes to the condensed consolidated interim financial information 9 Income tax benefit/(expense) (continued) (a) PRC Enterprise Income Tax (“EIT”) The income tax provision of the Group in respect of operations in Mainland China had been calculated at the tax rate of 25% for the six months ended June 30, 2024 and 2023, unless preferential tax rates were applicable. Certain subsidiaries of the Group in the mainland China were subject to “High and New Technology Enterprise”, whose preferential enterprise income tax rate is 15% for the six months ended June 30, 2024 and 2023. Moreover, certain subsidiaries of the Group were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15% for the six months ended June 30, 2024 and 2023. In addition, certain mainland China subsidiaries of the Group were subject to “small and thin-profit enterprises” under the EIT Law, whose preferential income tax rate was 20% for the six months ended June 30, 2024 and 2023. (b) Cayman Islands Enterprise Income Tax The Company was not subject to any taxation in the Cayman Islands for the six months ended 30 June 2024 and 2023. (c) Hong Kong Profits Tax Hong Kong profits tax had been provided for at the rate of 16.5% on the estimated assessable profits for the six months ended June 30, 2024 and 2023. (d) Enterprise Income Tax in Other Jurisdictions Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the six months ended 30 June 2024 and 2023 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%. (e) PRC Withholding Tax (“WHT”) According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies. For the six months ended June 30, 2024 and 2023, the Group has deficits in retained earnings, so no withholding tax is provided.

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 10 Earnings/(Loss) per share The calculations of basic and diluted earnings/(loss) per share are based on: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) (Restated) Loss from continuing operations as presented in the statement of comprehensive income (81,458) (121,707) Less: loss from continuing operations attributable to non-controlling interests 10,973 8,058 Loss from continuing operations attributable to owners of the Company (70,485) (113,649) Profit/(loss) from discontinued operation 209,499 (76,816) Profit/(loss) attributable to owners of the Company used in calculating basic and diluted earnings/(loss) per share 139,014 (190,465) Weighted average number of ordinary shares in issue (in ’000 shares) 1,089,589 1,089,589

INTERIM REPORT 2024 53 Notes to the condensed consolidated interim financial information 10 Earnings/(Loss) per share (continued) Six months ended June 30, 2024 2023 (Unaudited) (Unaudited) (Restated) Loss per share for loss from continuing operations attributable to owners of the Company – Basic loss per share (RMB) (0.06) (0.10) – Diluted loss per share (RMB) (0.06) (0.10) – Basic loss per ADS (RMB) (Note) (1.94) (3.13) – Diluted loss per ADS (RMB) (Note) (1.94) (3.13) Earnings/(loss) per share for profit/(loss) attributable to owners of the Company – Basic earnings/(loss) per share (RMB) 0.13 (0.17) – Diluted earnings/(loss) per share (RMB) 0.13 (0.17) – Basic earnings/(loss) per ADS (RMB) (Note) 3.83 (5.24) – Diluted earnings/(loss) per ADS (RMB) (Note) 3.83 (5.24) Note: One ADS represented thirty ordinary shares of the Company. Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2024 and 2023. Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of basic earnings/(loss) per share, the issued and outstanding number of ordinary shares as at June 30, 2024 and 2023, taking into account the shares held for share incentive scheme purpose, were 1,089,589,125 shares and 1,089,589,125 shares, respectively. The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 26) for six months ended June 30, 2024 and 2023 have been excluded from the computation of diluted earnings/(loss) per share. Accordingly, dilutive earnings/(loss) per share for the six months ended June 30, 2024 and 2023 were the same as basic earnings/(loss) per share for the period.

Notes to the condensed consolidated interim financial information

11 Property and equipment

(Unaudited)	Office and telecommunication equipment RMB'000	Right-of-use properties RMB'000	Leasehold improvements RMB'000	Total RMB'000
Six months ended June 30, 2024				
Opening net book amount	25,246	48,572	11,258	85,076
Additions	271	51,334	3,124	54,729
Disposal of subsidiaries	(1,623)	(5,777)	–	(7,400)
Disposals, net	(832)	(35,434)	–	(36,266)
Depreciation charge	(5,572)	(18,248)	(6,517)	(30,337)
Exchange difference	4	8	18	30
Closing net book amount	17,494	40,455	7,883	65,832
As at June 30, 2024				
Cost	99,300	286,956	121,508	507,764
Accumulated depreciation	(79,196)	(247,868)	(112,958)	(440,022)
Exchange difference	(2,610)	1,367	(667)	(1,910)
Net book amount	17,494	40,455	7,883	65,832

(Unaudited)	Office and telecommunication equipment RMB'000	Right-of-use properties RMB'000	Leasehold improvements RMB'000	Total RMB'000
Six months ended June 30, 2023				
Opening net book amount	41,855	89,574	19,972	151,401
Additions	2,854	21,829	2,369	27,052
Disposals, net	(649)	(17,470)	(2,922)	(21,041)
Depreciation charge	(9,861)	(25,879)	(5,773)	(41,513)
Exchange difference	75	710	98	883
Closing net book amount	34,274	68,764	13,744	116,782
As at June 30, 2023				
Cost	113,211	334,974	117,759	565,944
Accumulated depreciation	(76,356)	(268,093)	(103,375)	(447,824)
Exchange difference	(2,581)	1,883	(640)	(1,338)
Net book amount	34,274	68,764	13,744	116,782

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2024 55 Notes to the condensed consolidated interim financial information 11 Property and equipment (continued) During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations – Cost of revenue 2,208 2,823 – Research and development expenses 1,797 3,826 – Selling and marketing expenses 692 1,439 – General and administrative expenses 24,628 29,984 29,325 38,072 Discontinued operation 1,012 3,441 30,337 41,513 Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

Notes to the condensed consolidated interim financial information

12 Intangible assets

(Unaudited)	Application and platform: Contributed by Ping An Group RMB'000	Application and platform: Developed internally RMB'000	Application and platform: Acquired RMB'000	Purchased Software RMB'000	Development costs in progress RMB'000	Goodwill RMB'000	Business license RMB'000	Others RMB'000	Total RMB'000
Six months ended June 30, 2024									
Opening net book amount	–	128,860	–	7,229	16,001	289,161	30,120	–	471,371
Additions	–	–	–	602	13,759	–	–	–	14,361
Transfer	–	5,422	–	–	(5,422)	–	–	–	–
Write-off	–	(258)	–	–	–	–	–	–	(258)
Disposal of subsidiaries	–	(94,028)	–	(1,934)	(13,102)	–	–	–	(109,064)
Amortization	–	(17,916)	–	(2,663)	–	–	(15,453)	–	(36,032)
Exchange differences	–	42	–	7	56	–	–	–	105
Closing net book amount	–	22,122	–	3,241	11,292	289,161	14,667	–	340,483
As at June 30, 2024									
Cost	690,910	636,973	61,078	133,506	10,428	289,161	155,492	80,263	2,057,811
Accumulated amortization	(690,910)	(621,097)	(61,078)	(130,382)	–	–	(140,825)	(80,263)	(1,724,555)
Exchange differences	–	6,246	–	117	864	–	–	–	7,227
Net book amount	–	22,122	–	3,241	11,292	289,161	14,667	–	340,483

(Unaudited)	Application and platform: Contributed by Ping An Group RMB'000	Application and platform: Developed internally RMB'000	Application and platform: Acquired RMB'000	Purchased Software RMB'000	Development costs in progress RMB'000	Goodwill RMB'000	Business license RMB'000	Others RMB'000	Total RMB'000
Six months ended June 30, 2023									
Opening net book amount	–	176,206	–	12,821	29,179	289,161	61,026	2,043	570,436
Additions	–	–	–	6,617	9,524	–	–	–	16,141
Transfer	–	5,394	–	–	(5,394)	–	–	–	–
Amortization	–	(39,274)	–	(7,321)	–	–	(15,453)	(2,043)	(64,091)
Exchange differences	–	2,710	–	246	783	–	–	–	3,739
Closing net book amount	–	145,036	–	12,363	34,092	289,161	45,573	–	526,225
As at June 30, 2023									
Cost	690,910	778,726	61,078	156,351	32,829	289,161	155,492	80,263	2,244,810
Accumulated amortization	(690,910)	(641,339)	(61,078)	(144,206)	–	–	(109,919)	(80,263)	(1,727,715)
Exchange differences	–	7,649	–	218	1,263	–	–	–	9,130
Net book amount	–	145,036	–	12,363	34,092	289,161	45,573	–	526,225

56 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the condensed consolidated interim financial information

12 Intangible assets (continued)

During the six months ended June 30, 2024 and 2023, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Six months ended June 30,	
	2024	2023
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Continuing operations		
– Cost of revenue	29,228	43,583
– Research and development expenses	67	3,027
– General and administrative expenses	482	2,426
	29,777	49,036
Discontinued operation	6,255	15,055
	36,032	64,091

13 Discontinued operation

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser, "Lufax"), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire OneConnect Bank through transferring the entire issued share capital of the Jin Yi Tong Limited (the "Disposal Company", a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, the Company ceased to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the "Disposal Group") ceased to be subsidiaries of the Company and will no longer be consolidated into the financial information of the Group. The Disposal Group was reported in the current year as a discontinued operation and the comparative information of condensed consolidated statement of comprehensive income has been restated accordingly. Financial information relating to the discontinued operation for the period to the date of disposal is set out below.

(a) Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from January 1, 2024 to the date of disposal (2024 column) and the six months ended June 30, 2023 (2023 column).

INTERIM REPORT 2024 57

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 13 Discontinued operation (continued) (a) Financial performance and cash flow information (continued) 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue 44,295 66,361 Cost of revenue (38,404) (57,170) Expenses (46,549) (82,223) Net impairment losses on financial and contract assets (10,856) (5,839) Other income, gains or loss – net 956 2,300 Finance costs – net (80) (245) Loss after income tax of discontinued operation (50,638) (76,816) Gain on sale of subsidiaries after income tax (see (b) below) 260,137 – Profit/(Loss) from discontinued operation 209,499 (76,816) Exchange differences on translation of discontinued operation 177 22,233 Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operation 6,056 1,057 Other comprehensive income/(loss) from discontinued operation 215,732 (53,526) Net cash used in operating activities (3,286) (107,546) Net cash (used in)/generated from investing activities (112,210) 6,124 Net cash used in financing activities (1,417) (2,807) Net decrease in cash and cash equivalents (116,913) (104,229)

INTERIM REPORT 2024 59 Notes to the condensed consolidated interim financial information 13 Discontinued operation (continued) (b) Details of the sale of the subsidiaries 2024 RMB’000 (Unaudited) Net cash inflow from disposal 723,171 Cash and bank balances disposed of 115,916 Cash consideration received, less transaction cost paid 839,087 Carrying amount of net assets sold (560,713) Gain on sale before income tax and reclassification reserve 278,374 Reclassification of foreign currency translation reserve (30,180) Reclassification of fair value change reserve 11,943 Income tax expense on gain – Gain on sale after income tax 260,137 14 Investments accounted for using the equity method Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) At beginning of period – 199,200 Share of gain of associate and joint venture – net – 7,157 Impairment charges on associate – (7,157) Disposal – (199,200) At end of period – –

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 15 Financial instruments by category The Group holds the following financial instruments: As at June 30, As at December 31, 2024 2023 Note RMB’000 RMB’000 (Unaudited) Financial assets Financial assets measured at amortized cost – Trade receivables 18 930,258 710,669 – Prepayments and other receivables (excluding non-financial asset items) 19 654,024 661,123 – Financial assets measured at amortized cost from virtual bank 20 – 3,081 – Restricted cash and time deposits over three months 22 469,405 447,564 – Cash and cash equivalents 23 1,438,886 1,379,473 Financial assets measured at fair value through other comprehensive income (FVOCI) 16 3,204 2,226,138 Financial assets measured at fair value through profit or loss (FVPL) 21 640,431 925,204 Derivative financial assets – Held at FVPL 30 52,750 38,008 Total 4,188,958 6,391,260 Financial liabilities Liabilities at amortized cost – Trade and other payables (excluding non-financial liability items) 27 1,235,821 1,318,449 – Short-term borrowings 28 142,783 251,732 – Customer deposits 29 – 2,261,214 – Other financial liabilities from virtual bank 31 – 54,373 Total 1,378,604 3,885,768

INTERIM REPORT 2024 61 Notes to the condensed consolidated interim financial information 16 Financial assets measured at fair value through other comprehensive income As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Loans and advances to customers from virtual bank (Note (b)) – 1,902,985 Equity securities (Note (a)) 3,204 3,204 Debt securities – 319,949 3,204 2,226,138 Less: Non-current financial asset measured at fair value through other comprehensive income (3,204) (1,372,685) – 853,453 (a) On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股 份有限公司) at a consideration of RMB5,000,000. (b) It represented loans and advances to customers from virtual bank, which was disposed of as described in Note 13. 17 Leases (a) Amounts recognized in the consolidated balance sheet As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Right-of-use assets (Note 11) – Properties 40,455 48,572 Lease liabilities (Note 27) – Non-current 14,379 28,283 – Current 29,539 22,941 43,918 51,224

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 17 Leases (continued) (b) Amounts recognized in the consolidated statement of comprehensive income Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Depreciation charge of right-of-use assets – Continuing operations 17,431 22,935 – Discontinued operation 817 2,944 18,248 25,879 Interest expenses (Note 8) – Continuing operations 1,472 1,823 – Discontinued operation 80 245 1,552 2,068 Total 19,800 27,947 The total cash outflow for leases for the six months ended June 30, 2024 and 2023 were RMB17,805,000 and RMB39,100,000 respectively. Expenses recognized in relation to short-term leases for the six months ended June 30, 2024 and 2023 amounted to RMB1,774,000 and to RMB348,000 respectively. 18 Trade receivables As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Trade receivables 994,686 779,458 Less: impairment loss allowance (64,428) (68,789) 930,258 710,669

INTERIM REPORT 2024 63 Notes to the condensed consolidated interim financial information 18 Trade receivables (continued) Trade receivables and their aging analysis, based on recognition date, are as follows: As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Up to 1 year 913,144 694,157 1 to 2 years 61,397 55,187 2 to 3 years 5,615 21,103 Above 3 years 14,530 9,011 994,686 779,458 19 Prepayments and other receivables As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Deposit receivable* 617,520 625,371 Value-added-tax deductible 202,735 188,501 Advance to suppliers 37,433 49,492 Advance to staffs 11,066 13,238 Others 43,019 41,471 Less: impairment loss allowance (6,515) (5,719) 905,258 912,354 Less: Non-current portion of other receivables (6,962) (6,663) 898,296 905,691 * Deposit receivable mainly represents deposit paid to related parties and other suppliers according to the contract terms and receivable within one year.

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 20 Financial assets measured at amortized cost from virtual bank As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Loans and advances to customers – 3,142 Less: expected credit loss provision – (61) – 3,081 It represented loans and advances to customers from virtual bank, which was disposed of as described in Note 13. 21 Financial assets measured at fair value through profit or loss As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Wealth management products 640,431 925,204 As at June 30, 2024 and December 31, 2023, out of the wealth management products which the Group invested in, RMB553,112,000 and RMB532,147,000 were managed by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

INTERIM REPORT 2024 65 Notes to the condensed consolidated interim financial information 22 Restricted cash and time deposits over three months As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Restricted bank deposits 31,639 39,006 Accrued interests 523 445 Time deposits with initial terms over three months 437,443 413,432 469,605 452,883 Less: Non-current restricted cash (200) (5,319) 469,405 447,564 As at June 30, 2024, RMB22,734,000 (USD3,190,000) were pledged for currency swaps, and RMB8,905,000 was pledged for business guarantee. As at December 31, 2023, RMB22,594,000 (USD3,190,000) were pledged for currency swaps, and RMB16,412,000 was pledged for business guarantee.

66 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 23 Cash and cash equivalents As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Cash on hand 12 12 Cash at banks and central bank 1,438,874 1,379,461 1,438,886 1,379,473 24 Share capital Number of shares USD Authorized Ordinary shares of USD0.00001 at June 30, 2024 and December 31, 2023 5,000,000,000 50,000 Issued Number of shares USD Equivalent to RMB Ordinary shares of USD0.00001 on June 30, 2024, December 31, 2023 and June 30, 2023 1,169,980,653 11,700 78,008

Notes to the condensed consolidated interim financial information

25 Other reserves

(Unaudited)	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
As at January 1, 2024	1,200,000	9,627,159	224,100	166,687	(228,095)	10,989,851
– Foreign currency translation differences	–	–	–	11,340	–	11,340
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	6,056	6,056
– Disposal of subsidiaries	–	–	–	30,180	(11,943)	18,237
Share-based payments:						
– Value of services (Note 26)	–	–	2,205	–	–	2,205
As at June 30, 2024	1,200,000	9,627,159	226,305	208,207	(233,982)	11,027,689

(Unaudited)	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
As at January 1, 2023	1,200,000	9,627,159	209,603	140,471	(224,161)	10,953,072
– Foreign currency translation differences	–	–	–	61,561	–	61,561
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	1,057	1,057
Share-based payments:						
– Value of services (Note 26)	–	–	6,691	–	–	6,691
– Transactions with non-controlling interests	–	–	–	–	(4,434)	(4,434)
As at June 30, 2023	1,200,000	9,627,159	216,294	202,032	(227,538)	11,017,947

INTERIM REPORT 2024 67

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 26 Share-based payments For the purpose of establishing the Group’s share incentive scheme, a special purpose vehicle was set up in 2017 to indirectly hold ordinary shares of the Company. As the Company has the power to govern the relevant activities of the special purpose vehicle and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate the special purpose vehicle. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by the special purpose vehicle and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to grantees under share incentive scheme. This payment of RMB88,280,000 has been settled in December 2023. On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the Company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date. In 2022, the Company approved the increase of the number of ordinary shares available for award grant purpose under its share incentive scheme by 35,099,420. As such, the total number of ordinary shares which may be issued under the share incentive scheme is 101,271,020 shares. In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000.

INTERIM REPORT 2024 69 Notes to the condensed consolidated interim financial information 26 Share-based payments (continued) Share-based compensation expenses for the six months ended June 30, 2024 and 2023 were allocated as follows: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations – Cost of revenue 562 1,330 – Research and development expenses 292 1,342 – Selling and marketing expenses 183 689 – General and administrative expenses 1,022 3,164 2,059 6,525 Discontinued operation 146 166 2,205 6,691 Continuing operations – Value of employee’s services (Note 6) 1,403 5,047 – Value of non-employee’s services 656 1,478 2,059 6,525 Discontinued operation 146 166 2,205 6,691 (a) Share Option Scheme Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the performance conditions prescribed in the grantee agreement. The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 10 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 26 Share-based payments (continued) (a) Share Option Scheme (continued) Movements in the number of share options granted to employees are as follows: Number of share options Six months ended June 30, 2024 2023 (Unaudited) (Unaudited) At beginning of period 8,141,810 10,137,344 Forfeited (833,510) (1,648,884) At end of period 7,308,300 8,488,460 For the outstanding share options, the weighted-average exercise price was RMB16.28 and RMB18.52 per share. Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices. Number of share options Grant Year Expiry Year Exercise price Fair value of options As at June 30, 2024 As at December 31, 2023 (Unaudited) 2017 2027 RMB1.33 RMB0.62 880,140 944,490 2017 2027 RMB2.00 RMB0.52 4,328,820 4,576,500 2018 2028 RMB52.00 RMB26.00 1,553,340 2,068,320 2019 2029 RMB52.00 RMB23.42 546,000 552,500 7,308,300 8,141,810 The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

INTERIM REPORT 2024 71 Notes to the condensed consolidated interim financial information 26 Share-based payments (continued) (a) Share Option Scheme (continued) Based on fair value of the underlying ordinary share, the Company has used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below: 2017 2018 2019 Discount rate 24.0% 17.0% 17.0% Risk-free interest rate 4.0% 4.0% 3.0% Volatility 52.0% 51.0% 46.0% Dividend yield 0.0% 0.0% 0.0% The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date. (b) Restricted Share Units Scheme Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and performance conditions prescribed in the grantee agreement. Movements in the number of restricted share units granted to employees are as follows: Number of restricted share units Six months ended June 30, 2024 2023 (Unaudited) (Unaudited) At beginning of period 30,526,123 36,232,094 Granted – 230,000 Forfeited (3,465,592) (3,791,623) At end of period 27,060,531 32,670,471

Notes to the condensed consolidated interim financial information

26 Share-based payments (continued)

(b) Restricted Share Units Scheme (continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

Grant Year	Expiry Year	Fair value of restricted share units RMB	Number of restricted share units As at June 30, 2024 (Unaudited)	As at December 31, 2023
09/10/2019	09/10/2029	35.22	158,807	158,807
01/01/2020	01/01/2030	16.18	11,502	11,502
04/01/2020	04/01/2030	16.98	42,505	42,505
07/01/2020	07/01/2030	38.67	1,500	1,500
06/01/2021	06/01/2031	13.69	125,040	155,040
06/01/2021	06/01/2031	14.31	7,500	7,500
06/01/2021	06/01/2031	14.93	37,500	112,500
07/01/2021	07/01/2031	15.16	99,001	99,001
09/01/2021	09/01/2031	5.53	2,991,253	3,335,253
10/01/2021	10/01/2031	5.25	67,501	70,001
10/01/2021	10/01/2031	4.68	3,444,091	3,444,091
01/02/2022	01/02/2032	2.40	99,305	103,397
01/02/2022	01/02/2032	2.41	1,740,001	1,740,001
01/02/2022	01/02/2032	3.29	432,265	462,265
01/02/2022	01/02/2032	2.64	365,760	365,760
04/02/2022	04/02/2032	1.78	55,000	130,000
07/02/2022	07/02/2032	2.72	25,000	40,000
10/02/2022	10/02/2032	0.98	80,000	80,000
12/16/2022	12/16/2032	0.81	17,177,000	19,977,000
01/02/2023	01/02/2033	0.71	100,000	190,000
			27,060,531	30,526,123

72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

INTERIM REPORT 2024 73 Notes to the condensed consolidated interim financial information 26 Share-based payments (continued) (b) Restricted Share Units Scheme (continued) Based on fair value of the underlying ordinary share, the Company has used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. The model inputs for restricted share units granted during the six months ended June 30, 2024 and 2023 included: Six months ended June 30, 2024 2023 (Unaudited) (Unaudited) Risk-free interest rate * 2.0%~3.0% Volatility * 43.0%~49.0% Dividend yield * 0.0% * Not applicable, as no restricted share units were granted in 2024. The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date.

74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 27 Trade and other payables As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Trade payables (i) Due to related parties (Note 33(d)) 259,340 119,434 Due to third parties 100,395 127,125 359,735 246,559 Redemption liability (ii) 232,951 232,951 Accrued expenses 263,657 436,846 Security deposits 135,173 136,813 Lease liabilities (Note 17(a)) 43,918 51,224 Income and other tax payables 27,442 45,057 Amounts due to related parties (Note 33(d)) 828,531 744,604 Others 131,691 115,517 2,023,098 2,009,571 Less: non-current portion Lease liabilities (14,379) (28,283) 2,008,719 1,981,288 (i) As at June 30, 2024 and December 31, 2023, based on recognition date, the aging of the trade payables are mainly within 1 year. (ii) The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at June 30, 2024, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

INTERIM REPORT 2024 75 Notes to the condensed consolidated interim financial information 28 Short-term borrowings As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Unsecured 142,783 251,732 The weighted average interest rate of short-term borrowings based on nominal interest rate was 4.48% and 4.15% per annum as at December 31, 2023 and June 30, 2024, respectively. 29 Customer deposits As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Fixed deposits – 1,824,061 Current and savings accounts – 437,153 – 2,261,214 It represented customer deposits held by virtual bank, which was disposed of as described in Note 13. 30 Derivative financial assets and liabilities As at June 30, As at December 31, 2024 2023 Nominal amount Fair value Nominal amount Fair value RMB’000 RMB’000 (Unaudited) Foreign exchange swaps 5,701 622 5,666 388 Currency forwards 360,869 52,128 358,636 37,620 Derivative financial assets 366,570 52,750 364,302 38,008

76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 31 Other financial liabilities from virtual bank As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Repurchase agreements – 54,373 It represented repurchase agreements of virtual bank, which was disposed of as described in Note 13. 32 Dividends No dividends were paid or declared by the Company for the six months ended June 30, 2024 and 2023. 33 Related party transactions The following significant transactions were carried out between the Group and its related parties for the six months ended June 30, 2024 and 2023. (a) Names and relationships with related parties The following companies are related parties of the Group that had balances and/or transactions with the Group for the six months ended June 30, 2024 and 2023. Name of related parties Relationship with the Group Sen Rong Limited (i) A shareholder that has significant influence over the Group Rong Chang Limited (i) A shareholder that has significant influence over the Group Bo Yu A shareholder that has significant influence over the Group Ping An Group Ultimate parent company of Bo Yu Subsidiaries of Ping An Group Controlled by Ping An Group (i) Sen Rong Limited and Rong Chang Limited has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group had significant influence over the Group.

INTERIM REPORT 2024 77 Notes to the condensed consolidated interim financial information 33 Related party transactions (continued) (b) Key management personnel compensations Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below: Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Wages and salaries 6,030 8,953 Welfare and other benefits 183 232 Share-based payments 949 1,982 7,162 11,167 (c) Significant transactions with related parties Six months ended June 30, 2024 2023 RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue Ping An Group and its subsidiaries 822,880 1,117,649 Purchase of services Ping An Group and its subsidiaries 704,051 742,234 Net gain from wealth management products consolidated by related parties Ping An Group and its subsidiaries 5,884 6,779 Net gain on derivatives Ping An Group and its subsidiaries 14,462 33,406 Interest income on bank deposits Ping An Group and its subsidiaries 12,554 4,144 Leasing payment Ping An Group and its subsidiaries 6,354 3,226

78 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 33 Related party transactions (continued) (d) Balances with related parties As at June 30, As at December 31, 2024 2023 RMB’000 RMB’000 (Unaudited) Trade receivables Ping An Group and its subsidiaries (i) 502,468 299,098 Contract assets Ping An Group and its subsidiaries 7,028 7,538 Prepayment and other receivables Ping An Group and its subsidiaries 597,849 599,671 Cash and restricted cash Ping An Group and its subsidiaries 456,371 784,840 Trade and other payables Ping An Group and its subsidiaries (i) 1,087,871 864,038 Contract liabilities Ping An Group and its subsidiaries 11,963 25,550 Financial assets measured at fair value through profit or loss (Note 21) Ping An Group and its subsidiaries 423,840 417,956 Derivative financial assets Ping An Group and its subsidiaries 52,750 38,008 (i) The balances with related parties were unsecured, interest-free and repayable on demand.

INTERIM REPORT 2024 79 Notes to the condensed consolidated interim financial information 34 The Group’s maximum exposure to unconsolidated structured entities The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities. The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL. The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below: Unconsolidated structured entities 30 June 2024 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Wealth management products managed by related parties Note (a) 553,112 553,112 Investment income Unconsolidated structured entities 31 December 2023 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Wealth management products managed by related parties Note (a) 532,147 532,147 Investment income (a) The wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss. 35 Contingencies The Group did not have any material contingent liabilities as at June 30, 2024 and December 31, 2023.

80 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. Notes to the condensed consolidated interim financial information 36 Subsequent events (a) The Company has been providing cloud services to financial institutions via its Gamma FinCloud platform since 2020 (the “Cloud Services”). The Company was notified by certain Connected Customers (subsidiaries and associates of Ping An Group) that they intend to cease to utilize the Group’s Cloud Services due to their adjustment of procurement strategies. The Board came to the decision on July 11, 2024 that, the Company shall gradually discontinue the operation of its Cloud Services from July 2024 onwards and will discuss with its customers regarding transitional arrangements (if any). (b) The total of 586,176,887 new shares of Lufax were dispatched as special dividend on July 30, 2024, with trading commencing on the Hong Kong Stock Exchange on July 31, 2024, and on the New York Stock Exchange on August 7, 2024. Following the distribution, the Ping An Group’s stake in the Lufax increased from 41.40% to 56.82%, making Lufax an indirect non-wholly-owned subsidiary of Ping An Group, with its financial results to be consolidated into Ping An Group’s financial statements. As a result, Lufax has become a related party of the Group.